(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

Calibre Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
As at September 30, 2008 and December 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

	September 30,	December 31,
ASSETS	2008	2007
Current
Cash and cash equivalents	$1,196,281	$4,758,818
Receivables	77,061	51,058
Prepaid deposits and advances	351,708	135,974
	1,625,050	4,945,850

Property and Equipment, net	269,853	292,907
Mineral Property Costs (See schedule and Note 4)	2,471,848	3,102,811
	$4,366,751	$8,341,568

LIABILITIES
Current
Accounts payable and accrued liabilities	$223,973	$116,342

STOCKHOLDERS' EQUITY
Share Capital (Note 6)
Authorized:
Unlimited number of common shares without par value
Issued and outstanding:
50,654,916 (December 31, 2007 - 50,654,916)
common shares	18,592,649	18,592,649
Contributed Surplus	4,112,618	3,805,843
Accumulated Deficit	(18,562,489)	(14,173,266)
	4,142,778	8,225,226
	$4,366,751	$8,341,568

Nature of operations, basis of presentation and going concern (Note 1)

Approved on behalf of the Board of Directors:

'Robert Brown'	'Edward Farrauto'
Director	Director

The accompanying notes form an integral part of these interim consolidated financial statements

Calibre Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - December 31, 2007	50,654,916	$18,592,649	$3,805,843	$(14,173,266)	$8,225,226
Stock based compensation (Note 6b))	-	-	306,775	-	306,775
Net loss for the period	-	-	-	(4,389,223)	(4,389,223)
Balance - September 30, 2008	50,654,916	$18,592,649	$4,112,618	$(18,562,489)	$4,142,778

The accompanying notes form an integral part of these interim consolidated financial statements

Calibre Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
Three and Nine Months Ended September 30
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30, 2008	30, 2007	30, 2008	30, 2007

Expenses
Amortization	$19,413	$16,087	$58,152	$34,765
Audit and accounting fees	26,759	26,433	69,884	95,952
Bank charges and interest	129	585	459	1,800
Consulting fees	15,000	32,000	71,250	113,000
Foreign exchange loss (gain)	39,548	11,352	41,275	28,347
Insurance	14,347	12,685	44,613	45,243
Legal fees	641	8,105	31,207	47,050
Marketing	-	2,590	8,437	2,590
Office, postage and printing	28,340	18,467	93,150	75,868
Rent	31,910	30,841	93,569	92,904
Salaries and wages	185,960	262,048	678,547	601,655
Salaries and wages -
stock based compensation	89,370	127,100	296,516	572,854
Shareholder relations	1,687	1,272	5,145	7,190
Telephone and utilities	2,040	3,944	5,195	14,567
Trade shows and conferences	-	-	26,434	-
Transfer agent and regulatory fees	1,287	3,610	21,780	19,948
Travel	8,937	23,579	76,574	202,084
	(465,368)	(580,698)	(1,622,187)	(1,955,817)
Other Income (Expenses)
Write off of mineral properties (Note 4)	(2,461,077)	-	(2,808,340)	(1,012,667)
Property due diligence	(21,963)	-	(26,737)	-
Interest income	10,313	56,702	68,041	179,403
Non-controlling interest	-	1	-	47,100
	(2,472,727)	56,703	(2,767,036)	(786,164)

Net Loss and Comprehensive Loss
for the Period	$(2,938,095)	$(523,995)	$(4,389,223)	$(2,741,981)

Net Loss per Share - Basic and Diluted	$(0.06)	$(0.01)	$(0.09)	$(0.06)

Weighted Average Shares Outstanding	50,654,916	50,223,481	50,654,916	49,272,154

The accompanying notes form an integral part of these interim consolidated financial statements

Calibre Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Three and Nine Months Ended September 30
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September	September	September	September
Cash Resources Provided By (Used in)	30, 2008	30, 2007	30, 2008	30, 2007
Operating Activities
Net loss for the period	$(2,938,095)	$(523,995)	$(4,389,223)	$(2,741,981)
Items not affecting cash:
Amortization	19,413	16,087	58,152	34,765
Non-controlling interest	-	(1)	-	(47,100)
Stock-based compensation	89,370	127,100	296,516	572,854
Write off of mineral properties (Note 4)	2,461,077	-	2,808,340	1,012,667
Net changes in non-cash working capital
Receivables	(52,803)	12,080	(26,003)	(6,536)
Accounts payable and accrued liabilities	3,463	(75,318)	(52,269)	(236,089)
Prepaid expenses	(170,401)	(23,339)	(215,734)	90,048
	(587,976)	(467,386)	(1,520,221)	(1,321,372)
Investing Activities
Purchases of equipment	-	(63,215)	(35,098)	(231,483)
Mineral property costs	(1,472,618)	(256,418)	(2,007,218)	(957,777)
	(1,472,618)	(319,633)	(2,042,316)	(1,189,260)
Financing Activities
Proceeds from share issuances	-	156,250	-	337,500

Net Decrease in Cash	(2,060,594)	(630,769)	(3,562,537)	(2,173,132)
Cash - Beginning of Period	3,256,875	6,143,521	4,758,818	7,685,884
Cash - End of Period	$1,196,281	$5,512,752	$1,196,281	$5,512,752

Supplemental Disclosure of Non-Cash Financing and Investing Activities
Shares issued for purchase of Cybele	$-	$159,120	$-	$159,120
Mineral property costs
included in accounts payable	$159,900	$-	$159,900	$-
Stock-based compensation
included in mineral property costs	$2,195	$36,763	$10,259	$207,595

Supplemental Cash Flow Disclosure
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements

Calibre Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Schedule of Mineral Property Costs
Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

	Acquisition	Exploration
	Costs	Costs	Total
Point Leamington, Newfoundland, Canada
Balance - December 31, 2007	$655,000	$1,001,718	$1,656,718
Acquisition	50,000	-	50,000
Geological	-	6,224	6,224
Administration and maintenance	-	37,880	37,880
Total expenditures during the period	50,000	44,104	94,104
	705,000	1,045,822	1,750,822
Write off of mineral property (Note 4)	-	(347,263)	(347,263)
Balance - September 30, 2008	$705,000	$698,559	$1,403,559

Cargo, Australia
Balance - December 31, 2007	$159,120	$1,286,973	$1,446,093
Assaying	-	25,527	25,527
Property assignment	-	1,709	1,709
Drilling	-	42,044	42,044
Field expenses	-	14,706	14,706
Geological	-	19,104	19,104
Administration and maintenance	-	50,465	50,465
Travel	-	1,678	1,678
Total expenditures during the period	-	155,233	155,233
	159,120	1,442,206	1,601,326
Write off of mineral property (Note 4)	(159,120)	(1,442,206)	(1,601,326)
Balance - September 30, 2008	$-	$-	$-

Trundle, Australia
Balance - December 31, 2007	$-	$-	$-
Assaying	-	14,844	14,844
Drilling		506,757	506,757
Field expenses	-	77,310	77,310
Geological	-	175,855	175,855
Administration and maintenance	-	250,278	250,278
Travel	-	43,245	43,245
Total expenditures during the period	-	1,068,289	1,068,289
Balance - September 30, 2008	$-	$1,068,289	$1,068,289

Trend, Nevada, U.S.A.
Balance - December 31, 2007	$-	$-	$-
Assaying	-	8,451	8,451
Drilling	-	598,984	598,984
Field expenses	-	28,377	28,377
Geological	-	77,423	77,423
Administration and maintenance	-	120,863	120,863
Travel	-	25,653	25,653
Total expenditures during the period	-	859,751	859,751
Write off of mineral property (Note 4)	-	(859,751)	(859,751)
Balance - September 30, 2008	$-	$-	$-

Total mineral property costs - September 30, 2008	$705,000	$1,766,848	$2,471,848

The accompanying notes form an integral part of these interim consolidated financial statements

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations, basis of presentation and going concern

Calibre Mining Corp. (the 'Company') (an exploration stage company) is incorporated under the laws of British Columbia, Canada and maintains its corporate head office in Vancouver, British Columbia. The Company's common shares are listed on the TSX Venture Exchange (TSXV: CXB).

The Company engages principally in the acquisition, advancement and development of global precious and base metals assets and mineral properties. As discussed in the notes to the financial statements, the recovery of the Company's investment in resource properties and the attainment of profitable operations is dependent upon the discovery and development of economic precious and base metal reserves and the ability to arrange sufficient financing to bring these reserves into production. The ultimate outcome of these matters cannot presently be determined.

The unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ('GAAP'). Several conditions discussed below cast substantial doubt as to this assumption.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2007, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements except as described below.

The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors and /or generate operating profitability and positive cash flow. There can be no assurances that the Company will continue to obtain additional financial resources necessary and/or capability to achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Changes in Accounting Policies

	a)	Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ('CICA') Handbook Section 1535, Capital Disclosures. The new standard requires a company to disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.

The Company's objectives when managing capital are:

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company's existing properties, and to acquire, explore, and develop other precious and base metal deposits in North America and Australia.

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

In the management of capital, the Company includes shareholders' equity and cash and cash equivalents in the definition of capital.

The Company manages the capital structure and makes adjustments to it, based on the level of funds required to manage its operations in light of changes in economic conditions and the risk characteristics of its underlying assets, especially with respect to exploration results on properties in which the Company has an interest. In order to maintain or adjust the capital structure, the Company holds its excess cash on hand in an operating bank account at a highly rated and high credit quality financial institution to maximize liquidity. Notwithstanding the risks described in Note 1 of the financial statements, the Company is meeting these objectives by successfully raising, from time to time, the required funds. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

The Company is not exposed to externally imposed capital requirements.

	a)	Financial Instruments

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. The objective of these new standards is to provide more information for users of the Company's financial statements to understand the significance of financial instruments to the Company's financial position, performance and cash flows. These new standards have superseded CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Changes in Accounting Policies - continued

	b)	Financial Instruments - continued

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. A financial asset is any asset that is i) cash; ii) a contractual right to receive cash or another financial asset from another party; iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or iv) an equity instrument of another entity. A financial liability is any liability that is a contractual obligation to i) deliver cash or another financial asset to another party; or ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

As at September 30, 2008, the Company's financial instruments are cash and cash equivalents, receivables, and accounts payable and accrued liabilities. The amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses. These financial instruments are classified as follows:

Cash and cash equivalents - held for trading Receivables - loans and receivables Accounts payable and accrued liabilities - other financial liabilities
The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk, foreign exchange risk, interest rate risk, and liquidity risk is low.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents and receivables are exposed to credit risk. The credit risk on cash and cash equivalents is low because the counterparties are highly rated financial institutions. The credit risk on receivables is also low, as the counterparties for the vast majority of the receivables are the Government of Canada and the Australian Tax Organization (both GST input tax credits recoverable). The Company does not have financial assets that are invested in asset backed commercial paper.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Changes in Accounting Policies - continued

	b)	Financial Instruments - continued

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of business, the Company is exposed to foreign exchange fluctuations as a result of a large number and value of mineral exploration interests in countries other than Canada, principally in Australia and in the United States of America. As the Company's results are reported in Canadian dollars, the fluctuation in foreign currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

As at September 30, 2008, if Australian dollars and the United States dollars had changed by 1% against the Canadian dollar with all other variables held constant, net loss and comprehensive loss for the nine months ended September 30, 2008 would have been approximately $1,000.

The Company has not entered into any agreements or purchased any instruments to hedge possible foreign exchange risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no interest bearing debt. The Company's cash and cash equivalents are exposed to interest rate risk as the Company maintains its cash at floating rates of interest in highly liquid instruments. Fluctuations in interest rates impact the value of cash and cash equivalents. For the nine months ended September 30, 2008, if interest rates had changed by approximately one percentage point, net loss and comprehensive loss would have changed by approximately $23,800.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company's accounts payable and accrued liabilities are all current and due within 90 days of the balance sheet date. The Company ensures that it has sufficient capital to meet short term financial obligations after taking into account its exploration obligations and cash and cash equivalents on hand.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Changes in Accounting Policies - continued

	c)	Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective January 1, 2008. (See Note 1).

	d)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces the Section 3030, Inventories, in an effort to harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ('IFRS'). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. The Company adopted this standard effective January 1, 2008, and management has determined the initial adoption of this standard did not have a material impact on the consolidated financial statements for any of the periods presented.

3.	Recent Canadian Accounting Pronouncements Not Yet Adopted

	a)	International Financial Reporting Standards ('IFRS')

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with IFRS by the end of 2011. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as the Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company. The Company has established an IFRS team to develop and implement a plan for IFRS convergence and is commencing with training for key employees. Changes in accounting policies are likely and may materially impact the Company's consolidated financial statements.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

3.	Recent Canadian Accounting Pronouncements Not Yet Adopted - continued

	b)	Goodwill and Intangible Assets

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible asses. The new Section will be applicable to the Company's consolidated financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

4.	Mineral Property Costs

The following outlines the significant activities completed during the nine months ended September 30, 2008:

	a)	Point Leamington, Newfoundland, Canada

The Company owns a 100% interest in various mineral properties and a mining lease in the Point Leamington, Newfoundland area.

Pursuant to an agreement dated February 13, 2008, the Company purchased from Altius Resources Inc. ('Altius') certain mineral properties located in Point Leamington, Newfoundland, Canada for $50,000, plus the Company refunded $37,200 of residual exploration security deposits to Altius, in cash. The agreement is subject to the retention by Altius of a 2% net smelter returns royalty of mining revenue generated from the property purchased.

During the nine months ended September 30, 2008, management determined the Company would no longer maintain certain non-core claims in the Point Leamington region. These claims no longer pursued were staked by the Company in 2006 and 2007. As a result, during the nine months ended September 30, 2008, management has written off exploration expenditures of $347,263 associated with exploration costs incurred in evaluating these claims.

Management continues to maintain the Point Leamington mining lease (acquired in 2004) and the immediately surrounding claims (including the Altius claims discussed above) in good standing.

During the nine months ended September 30, 2008, Calibre staked an additional 46 mineral claims to the southwest of the Point Leamington mineral license property owned by the Company.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Mineral Property Costs - continued

	b)	Cargo, New South Wales, Australia

The Company had entered into a Farm-in Joint Venture Agreement with Golden Cross Operations Pty. Ltd. ('Golden Cross'), whereby the Company could acquire a 70% interest in Exploration License 5238 ('Cargo Property'), located in New South Wales, Australia upon completion of specified total expenditures on the property. Since entering the agreement, the Company completed a total of 3,155 metres of drilling in two drill programs on the property over a two year period. Calibre had met all minimum commitments required under the terms of the agreement.

During the three and nine months ended September 30, 2008, after a strategic review of the drilling results from the program, Calibre has determined it will be returning the property to Golden Cross. As a result, the Company wrote-off the related acquisition and exploration costs incurred on the property totalling $1,601,326.

	c)	Trundle, New South Wales, Australia

On January 25, 2008, the Company entered into an agreement which will allow the Company to earn up to a 70% interest in the Trundle Property ('Trundle'), located in New South Wales, Australia, by completing AUS$3.0 million in exploration expenditures over a three year period, including a minimum expenditure of AUS$600,000 in the first year. The Company will have the option to acquire an additional 20% interest (for a total of 90%) by funding and completing a feasibility study.

During the nine months ended September 30, 2008, the Company completed a 2,605 metre diamond drill program on the property. Management is evaluating the drill results of the program. As at September 30, 2008, the Company has met its first year minimum expenditure commitment of AUS$600,000.

	d)	Trend, Nevada, United States of America

On February 6, 2008, the Company entered into an agreement whereby it could earn up to a 65% interest in the Trend Property ('Trend'), located on the Cortez-Battle Mountain trend of Nevada, by completing US$1.5 million in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000. The Company had the option to acquire an additional 10% interest (for a total interest of 75% by funding and completing a preliminary economic assessment).

During the nine months ended September 30, 2008, the Company completed a 1,500 metre diamond drill program on the property. As at September 30, 2008, the Company met its first year minimum expenditure commitment of US$500,000. However, following a strategic review of the program results, Calibre determined it will be returning the property to its joint venture partner. As a result, the Company wrote-off the related acquisition and exploration costs incurred on the property totalling $859,751.

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Mineral Property Costs - continued

	e)	Other International Exploration

During the year ended December 31, 2006, the Company acquired one exploration and two prospecting licenses in Vanuatu and three prospecting licenses in the Solomon Islands. During the nine months ended September 30, 2007, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote- off the related acquisition and exploration costs of $1,012,667 during the period.

5.	Related Party Transactions

The following is a summary of the related party transactions that occurred throughout the three and nine months ended September 30:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Accounting fees paid to a director and officer	$15,000	$15,000	$45,000	$45,000
Legal fees paid to a law firm associated an officer	$627	$5,693	$38,043	$40,310
Fees paid to independent directors	$10,000	$10,000	$30,000	$30,000

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

6.	Share Capital

	a)	Stock options

A summary of the options outstanding and exercisable as at September 30, 2008 is presented below:

		Weighted
	Number of	Average Exercise
	Options	Price
Outstanding, as at December 31, 2007	6,540,000	$0.52
Granted during the period	275,000	$0.22
Expired/Cancelled during the period	(700,000)	$0.62
Outstanding, as at September 30, 2008	6,115,000	$0.50
Exercisable, as at September 30, 2008	5,508,750	$0.50

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share Capital - continued

	a)	Stock options - continued

During the nine months ended September 30, 2008, the Company granted a total of 275,000 stock options to employees and directors, of which 25,000 are exercisable at $0.20 and expire on April 16, 2013, and 250,000 options are exercisable at a price of $0.22 per share and expire on June 2, 2013. The weighted-average fair value of options granted during the nine months ended September 30, 2008 was $0.09.

During the nine months ended September 30, 2008, 700,000 options were cancelled.

As at September 30, 2008, stock options exercisable and outstanding are as follows:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
		Remaining		Remaining
Exercise		Contractual		Contractual
Price	Number	Life (yrs.)	Number	Life (yrs.)
$0.125	10,000	0.20	10,000	0.20
$0.200	25,000	4.55	6,250	4.55
$0.220	250,000	4.67	62,500	4.67
$0.440	2,800,000	3.50	2,650,000	3.47
$0.500	1,020,000	1.63	1,020,000	1.63
$0.600	1,400,000	3.05	1,150,000	2.91
$0.625	600,000	2.69	600,000	2.69
$1.000	10,000	0.58	10,000	0.58
	6,115,000	3.05	5,508,750	2.93

b)	Stock-based compensation

For the nine months ended September 30, 2008, the total stock-based compensation expense recognized for options granted in the current and prior periods was $306,775 (2007 - $780,449). Of the total compensation expense recorded during the period, $296,516 (2007 - $572,854) was charged to operations expense and $10,259 (2007 - $207,595) was capitalized to mineral property costs.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions for the nine months ended September 30:

	2008	2007

Weighted average risk-free interest rate	3.04%	4.34%
Weighted average expected option life	3 years	3 years
Weighted average expected stock volatility	61.53%	60.81%
Weighted average expected dividend yield	Nil	Nil

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share Capital - continued

	(c)	Warrants

A summary of the status of the Company's outstanding and exercisable warrants as at September 30, 2008 and changes during the nine months then ended is presented below:

		Weighted
		Average
		Exercise
	Warrants	Price
Outstanding, as at December 31, 2007	4,350,000	$1.00
Expired/Cancelled	(4,350,000)	-
Outstanding, as at September 30, 2008	-	$-

On January 12, 2008, all warrants expired unexercised and were cancelled.

7.	Segmented information

The Company currently operates in one reportable operating segment, being the acquisition, exploration, and development of natural resource properties, which is conducted principally in Canada, Australia and the United States of America. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for any of the years presented in these consolidated interim financial statements. The following geographic data includes assets based on their physical location:

		September 30, 2008
	Canada	Australia	United States	Total
Cash and cash equivalents	$1,145,367	$50,914	$-	$1,196,281
Other current assets	230,298	76,596	121,875	428,769
Property and Equipment	233,955	35,898	-	269,853
Mineral Properties	1,403,559	1,068,289	-	2,471,848
Total assets	$3,013,179	$1,231,697	$121,875	$4,366,751

		December 31, 2007
	Canada	Australia	United States	Total
Cash and cash equivalents	$4,625,592	$133,226	$-	$4,758,818
Other current assets	142,437	44,595	-	187,032
Property and Equipment	256,644	36,263	-	292,907
Mineral Properties	1,656,718	1,446,093	-	3,102,811
Total assets	$6,681,391	$1,660,177	$-	$8,341,568

Calibre Mining Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

7.	Segmented information - continued

The following geographic data denotes net losses based on their country of origin for the three and nine months ended September 30:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Canada	$421,544	$27,462	$1,816,482	$1,614,462
Australia	1,657,753	496,533	1,712,990	1,127,519
United States of America	858,798	-	859,751	-
Net Loss for the Period	$2,938,095	$523,995	$4,389,223	$2,741,981